Premier Holding Corp.

4705 West Addisyn Court

Visalia, California  93291

(559) 732-8177

August 13, 2010

Mary Beth Breslin, Senior Attorney

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20549

Re:

Premier Holding Corp.

Amendment No. 4 to Registration Statement on Form 10

Filed August , 2010

File No. 000-29482

Dear Ms. Breslin:

The company is in receipt of your comment letter of July 26, 2010.  The following responses are based upon information compiled from the company and the public records, and correspond to each of your numbered comments:

1.

With respect to your reissuance of comments 3 and 5, I am faxing and mailing a hard copy of this letter with company minutes and research materials that were copied from the Internet.

Item 1.  Business, page 3

Business, page 3

2.

Revisions have been made to reconcile the disclosures on Form 10Q for the quarter ended March 31, 2010, filed June 21, 2010; Form 10Q for the quarter ended September 30, 2009, filed June 21, 2010; and Form 10K for the year ended December 31, 2009, filed on June 21, 2010.  We have included an underlined version of the documents, marked to show the changes made with the fax of this letter.

Item 1a.  Risk Factors, Page 5

3.

The company has included this risk factor as the last risk factor in its amended Forms 10A and 10K/A.

Item 4.  Security Ownership, page 8

4.

Ching Lin Po has not complied with his filing obligations.  We have contacted tried to contact him by telephone and email, and have sent him registered letters that we have received return receipts on but no response from him, and, therefore, we have been unable to communicate with him and thus cannot encourage him to be current in his filing obligations.  The reference to a Form 4 on page 13 of the Form 10K was an error.  There have been no filings other than the Form 3’s and the reference has been eliminated from the disclosures.  Jasmine Gregory’s beneficial ownership has been corrected and reconciled in the tables.

Item 6.  Executive Compensation, page 9

5.

The disclosure has been revised to be consistent with Instruction 1 to Item 402(n)(2)(v) and (n((2)(vi).

Item 11.  Description of Securities to be Registered, page 12

6.

Please refer to the board of directors’ resolution and amendment included with the fax copy of this letter.

Item 15.  Financial Statements and Exhibits.

7.

The date of the consent has been revised to be consistent with the date of the report.  A complete copy of the articles as amended has been filed as Exhibit 3.1.  We cannot find a reference to being governed by the laws of Mr. Nevada in our by-laws.  Accordingly, a correct copy of the By-laws have been filed as Exhibit 3.2.

Report of Independent Registered Public Accounting Firm, page 14

8.

The auditor had amended its report, but apparently the EDGAR filing did not contain the correct version.  The corrected version has been included in the amendment.

9.

The report was signed by E. Randall Gruber.

Statements of Cash Flows, page 17

10.

The statement of cash flows has been revised to clearly indicate the third column represents the May 17, 2007 (inception) of development stage through December 31, 2008.

Financial Statements for the period ended September 30, 2009, page 24

Statements of Operations, page 25

11.

We have changed the column headings to disclose that this is the statement of operations for the nine month periods ended September 30, 2008 and 2009.

Statement of Stockholder’s Equity, page 27

12.

We have revised the Statement of Stockholder’s Equity to remove the line item “Net loss for the three months ended March 31, 2009, and have made the same revision on Form 10Q/A for the period ended September 30, 2009.

13.

We have revised the Statement of Stockholder’s Equity to being with the date of May 18, 2007, and made the same revisions to Form 10Q/A for the period ended September 30, 2009.

Form 10Q/A No. 1 for the Fiscal Quarter Ended September 30, 2009, page 11

Item 2 Management’s Discussion and Analysis, page 11

14.

The forward looking statements paragraph has been removed.

Item 4 Controls and Procedures, page 14

15.

We have revised Item 4 to state clearly that management has concluded that our disclosure controls are procedures were effective as on September 30, 2009.  We have also amended our 10Q/A for the period ended March 31, 2010.

Item 6, Exhibits, page 16

16.

The certifications have been corrected.  The Form 10K disclosures have also been revised to state that Jasmine Gregory is our Chief Financial Officer and Director.

Signatures, page 20

17.

The amended report exhibits correct signatures, indicating the date of filing as the date signed.  The form 10Q for the period ended March 31, 2010 also includes the signature of Jasmine Gregory as our Chief Financial Officer with a currently dated page.

Form 10K/A for the Fiscal Year Ended December 31, 2009

Item 9A(T) Controls and Procedures, page 11

18.

The typographical error in the December 31, 2009 date has been corrected.

19.

The disclosure has been revised to state that our Chief Financial Officer and Chief Executive Officer concluded that our disclosure controls and procedures were effective as of December 31, 2009.

20.

We have revised the disclosure to state that “This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies.

21.

The January 1, 2007 reference has been removed.

Item 15 Exhibits, page 16

22.

 A full exhibit list has been included.

Report of Independent Registered Public Accounting Firm, page 17

23.

The reference to January 1, 2007 has been revised.

Signatures, page 30

24.

The signature page and certifications have been dated the date of the filing of the amendment on all the amended filings.

25.

The text preceding the signatures and signatures have been revised in the amendment to follow General Instruction D and page 12 of Form 10-K.

Exhibit 32.1

26.

 The certification attached to the amended filing refers to the annual report on Form 10K.

Form 10Q/A for the Fiscal Quarter ended March 31, 2010

27.

The date of the assessment and conclusion has been revised to March 31, 2010.

28.

The Code of Ethics filing has been amended to be set forth on Form 8K.

I, on behalf of the Company, acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense ion any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Jack Gregory

    JACK GREGORY, CEO

cc: Kenneth Eade